

May 14, 2009

Room 7010

Raymond J. Balsys
Chief Financial Officer
Parlux Fragrances, Inc.
5900 N. Andrews Avenue #500
Fort Lauderdale, FL 33309

> **Re:** **Parlux Fragrances, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Form 10-Q for Quarter Ended December 31, 2008**
> **File No. 000-15491**

Dear Mr. Balsys:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief